FS Fund Advisor LLC

201 Rouse Blvd

Philadelphia, PA, 19112

February 16, 2022

To:	Glass, Lewis & Co., LLC

From:	FS Fund Advisor LLC (for FS Series Trust)

Re:	Notification of Errors and Omissions in Glass Lewis Proxy Paper Report

Background

Report Date:	February 4, 2022

Registrant:	The Advisors’ Inner Circle Fund III (“Acquiring Trust”)
FS Series Trust ("Target Trust")

Meeting Date:	March 7, 2022

Proposals:	Proposal 1 – Reorganization of the FS Multi-Strategy Alternatives Fund
Proposal 2 – Reorganization of the FS Chiron Real Asset Fund

We are writing with regard to information that we believe is incorrect and omitted in the Glass Lewis Proxy Paper Report published on February 4, 2022 (the “Report”).1 The Report relates to the proposed reorganizations of the FS Multi-Strategy Alternatives Fund and the FS Chiron Real Asset Fund (the “Target Funds”), which are part of a family of mutual funds advised by FS Fund Advisor LLC (the “Adviser”), into corresponding newly created “shell” mutual fund series (the “Acquiring Funds”) of the Acquiring Trust. The reorganizations are intended to enable the Adviser to continue managing the Target Funds while leveraging the high-quality outsourced fund administration, accounting, investor servicing and distribution platform offered by the Acquiring Trust, which is expected to reduce operating costs for the long-term benefit of shareholders.

The details of the proposed mutual fund reorganizations are described in a Proxy Statement/Prospectus (“Proxy Statement”) filed by the Acquiring Trust on December 20, 2021, which has been provided to shareholders of the Acquiring Funds.2

Executive Summary

The crucial points included in the Proxy Statement disclosure are that the reorganization will not involve increased fees, and that the reorganization costs are one-time, non-recurring expenses incurred in order to gain the anticipated benefits of the reorganizations (which include lower expenses going forward); that a portion of the reorganization costs will be accrued and paid by the Target Funds prior to the reorganizations; and that the reorganization costs will not impact the Acquiring Funds’ fees and expenses or expense ratios. So, rather than undermining potential economies of scale as stated in the Report, the reorganization expenses are a one-time expense specifically intended to provide the Acquiring Funds and their shareholders with the opportunity to achieve economies of scale.

[1]	The Target Trust engaged Broadridge Financial Solutions, Inc. to assist in the solicitation of proxies for the shareholder meeting (see page 57 of the Proxy Statement), and Broadridge provided the Report to the Target Trust in connection with that engagement.
[2]	https://www.sec.gov/Archives/edgar/data/0001593547/000139834421024153/fp0071053_n14a.htm

As indicated in the Proxy Statement disclosure, both the Adviser and the Board of Trustees, including the independent Trustees, concluded that the reorganizations would be beneficial for the Target Funds and their shareholders, even after considering the Target Funds’ payment of reorganization costs.

Discussion

On February 4, 2022, Glass Lewis issued a recommendation to vote “AGAINST” the mutual fund reorganizations. Page 2 of the Report, under “Glass Lewis Analysis,” states:

[I]n this case, we are concerned about the estimated higher expense ratio of the Acquiring Funds. In our view, the Funds should aim to combine with one another in a manner that results in a lower or comparable expense ratios. Further, we do not believe that the board has provided a compelling argument for the increase in fees. In our view, an increased expense ratio for shareholders undermines potential economies of scale. Given the increase in expenses payable by the combined Funds, we do not believe approval of the reorganization serves the best interests of the Target Fund's shareholders. (emphasis added)

For the reasons outlined below, we respectfully submit that the language in the analysis section of the Report regarding expense ratios and expenses is incorrect and that it omits material information contained in the Proxy Statement.

First, the analysis section of the Report states “. . . we do not believe that the board has provided a compelling argument for the increase in fees.” This language is inaccurate. The Acquiring Funds’ fees would not increase as compared to their respective Target Fund as a result of the reorganizations. In fact, all of the fees that the Acquiring Funds will pay after the reorganizations are expected to be the same as or lower than the Target Funds’ current fees. See “How do the Funds’ fees and expenses compare?” on page 6 of the Proxy Statement (indicating that the fund advisory fees will be the same); “How do the funds’ distribution and shareholder servicing fees compare?” on page 9 of the Proxy Statement (indicating that distribution and shareholder servicing fees are substantially similar); and “How do the funds’ administrative fees payable to the Adviser compare?” on page 9 of the Proxy Statement (indicating that certain administrative reimbursements and administrative service arrangements will be eliminated). The lack of any fee increases is also evidenced in the Annual Fund Operating Expenses tables beginning on page 14 which shows that the Total Other Expenses of each of the Acquiring Funds will be significantly lower than those of the Target Funds. This is due to lower fees for outsourced fund administration and accounting services and an overall lower operating cost structure due to the scale of the Acquiring Trust.

Second, the analysis section of the Report expresses concern “about the higher estimated expense ratio[s] of the Acquiring Funds” and states that “an increased expense ratio for shareholders undermines potential economies of scale.” These statements regarding expenses lead to the Report’s conclusion that the reorganizations do not serve the best interests of the Target Funds’ shareholders.

The above language of the Report regarding higher/increased expense ratios is incorrect and omits to take into account disclosure in the Proxy Statement indicating that estimated Total Annual Fund Operating Expenses (gross) of the Acquiring Funds would be significantly lower than the Total Annual Fund Operating Expenses (gross) of the Target Funds, and that the estimated Total Annual Fund Operating Expenses (net) of the Acquiring Funds would not be higher than the Target Funds’ current Total Annual Fund Operating Expenses (net) as a result of the continuation (for an extended period) of the contractual expense limitation agreement. This is true whether or not the costs of the reorganizations are considered as described in more detail below. See the section entitled “Comparison of Fees and Expenses” beginning on page 13 of the Proxy Statement.

The Proxy Statement disclosure on pages 11 and 12 makes clear that the costs of the reorganizations would be borne in part by the Adviser (20%) and in part by the Target Funds (80%), and that the costs would be experienced regardless of whether the reorganizations are consummated. The disclosure describes the specific categories of reorganization costs, the manner in which the costs will be allocated, and the estimated impact on the Target Funds measured in both dollars and cents per share. These are one-time expenses of the Target Funds that will not be experienced by the Acquiring Funds, and therefore will not increase the expense ratios of the Acquiring Funds.

The Comparison of Fees and Expenses section beginning on page 13 includes narrative disclosure stating that the Fee Tables and Examples have not been restated to reflect the reorganization costs estimated to be borne by the Target Funds. This makes sense because the reorganization expenses are one-time expenses of the Target Funds and should not be presented as ongoing expenses of the Acquiring Funds. The third paragraph of the section states that if the estimated reorganization costs had been reflected “the expenses of the Target Funds and pro forma expenses of the Acquiring Funds … would be higher.” This would only be true with regard to the pro forma expenses of the Acquiring Funds to the extent that the slightly lower amount of assets transferred in the reorganizations (after deducting a portion of the reorganization costs) resulted in higher expenses as a percentage of the lower asset levels. The quoted language may have caused confusion and led to the incorrect conclusion in the Report that the proposed reorganizations would result in increased fund expense ratios for the Acquiring Funds. In fact, the proposed reorganizations are projected to result in materially lower Total Annual Fund Operating Expenses.

Similarly, while the Annual Fund Operating Expenses tables on pages 14 and 16 clearly show that the estimated Total Annual Fund Operating Expenses are significantly lower for the Acquiring Funds (and at the same level as the Target Funds after taking into account the expense limitation arrangement), footnote 2 (on page 14) and footnote 3 (on page 16) state that, if the reorganization costs were included, the expense ratios of the Acquiring Funds would be higher. First, the reorganization expenses will not be experienced by the Acquiring Funds and second, the reorganization costs are a one-time item. Our attempt to provide full disclosure regarding the costs of the reorganization may have led to the incorrect conclusion in the Report that the reorganizations would result in increased expense ratios for the Acquiring Funds and their shareholders.

The crucial points included in the Proxy Statement disclosure are that the reorganization will not involve any increased fees, and that the reorganization costs are one-time, non-recurring expenses incurred in order to gain the anticipated benefits of the reorganizations (which include lower expenses going forward); that the Target Funds’ portion of the reorganization costs will be accrued and paid by the Target Funds prior to the reorganizations; and that the reorganization costs will not impact the Acquiring Funds’ fees and expenses or expense ratios. So, rather than undermining potential economies of scale as stated in the Report, the reorganization expenses are a one-time expense specifically intended to provide the Acquiring Funds and their shareholders with the opportunity to achieve economies of scale.

Page 12 of the Proxy Statement states that the Adviser believes that the reorganizations will be beneficial after considering the Target Funds’ payment of the reorganization costs. In addition, the “Board Considerations in Approving the Reorganizations” section beginning on page 51 of the Proxy Statement makes clear that the Target Trust’s Board of Trustees, including its independent trustees, underwent an extensive due diligence process during which they requested and received a considerable amount of data both with respect to the immediate effects of the reorganizations on each Target Fund and its shareholders and the potential benefits that could be experienced by shareholders of the Acquiring Funds after the reorganizations. The disclosure indicates that the trustees specifically considered the reorganization costs and concluded, based on conservative asset growth scenarios, that the Acquiring Funds would realize economies of scale and a lower expense ratio over the next several years as assets of the Acquiring Funds grow. As noted previously, the Board unanimously approved the reorganizations as being in the best interests of each Target Fund and its shareholders.

Conclusion

In conclusion, we note that the estimated Total Annual Fund Operating Expenses will be significantly lower for the Acquiring Funds after the reorganizations (and at the same level as the Target Funds after taking into account the expense limitation arrangement), and that the Adviser will continue subsidizing expenses for an extended period in order to maintain net expenses at the same levels, all consistent with the fact that a primary purpose of the reorganizations is to provide the Target Funds and their shareholders with a new lower cost operating structure and the opportunity to achieve economies of scale. The Adviser also anticipates certain other benefits to shareholders as noted in the Report, including the opportunity to realize distribution, operational and administrative efficiencies that may result from managing the Target Funds on the same platform as other mutual funds advised by an affiliate of the Adviser, enhanced service levels and distribution opportunities, and overall economies of scale.

We believe that the Report’s reference to higher fees and higher expenses was incorrect and that the Report did not consider, or omitted, material information regarding fees and expense ratios. We are respectfully hopeful that the information provided herein will serve as the basis for Glass Lewis to revise the Report and reconsider its proxy voting recommendation.